Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ

June 26, 2012

Via Edgar Transmission

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Energizer Tennis Inc.
Registration Statement on Form S-1
File No. 333-182199

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-182199) filed with the Securities and Exchange Commission (the “Commission”) by Energizer Tennis Inc. (the “Company”) on June 18, 2012 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please contact Michael J. Muellerleile of M2 Law Professional Corporation, legal counsel to the Company, at (949) 706-1470.

Pursuant to the requirements of the Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Company, in London, England, on the 26th day of June, 2012.

Sincerely,

ENERGIZER TENNIS INC.

By:	/s/ Daniel Martinez
Daniel Martinez
Chief Financial Officer